UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Onyx Acquisition Co. I
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G6755Q109
(CUSIP Number)

July 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6755Q109	13G
NAMES OF REPORTING PERSONS
VR Global Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 ** (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 ** (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ** (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% ** (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q109	13G
1	NAMES OF REPORTING PERSONS
VR Advisory Services Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 ** (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 ** (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ** (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% ** (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1) Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q109	13G
1	NAMES OF REPORTING PERSONS
VR Capital Participation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 ** (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 ** (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ** (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% ** (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q109	13G
1	NAMES OF REPORTING PERSONS
VR Capital Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 ** (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 ** (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ** (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% ** (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q109	13G
1	NAMES OF REPORTING PERSONS
VR Capital Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 ** (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 ** (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ** (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% ** (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q109	13G
1	NAMES OF REPORTING PERSONS
Richard Deitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 ** (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0 ** (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ** (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% ** (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission on January 30, 2023, as amended on April 13, 2023 (the “Schedule 13G”).  This Amendment No. 2 relates to Class A Ordinary Shares, $0.0001 par value per share (“Common Stock”), of Onyx Acquisition Co. I, a Cayman Islands exempted company (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Island exempted company, as the general partner and investment adviser of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”).  All shares of Common Stock were held by the Fund.

Item 1(a)   Name of Issuer.

Onyx Acquisition Co. I (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

104 5th Avenue, New York, New York 10011

Item 2(a)	Name of Person Filing.

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	VR Global Partners, L.P. (the “Fund”);

(ii)	VR Advisory Services Ltd (“VR”);

(iii)	VR Capital Participation Ltd. (“VRCP”);

(iv)	VR Capital Group Ltd. (“VRCG”);

(v)	VR Capital Holdings Ltd. (“VRCH”); and

(vi)	Richard Deitz.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

 For the Fund, VRCP, VRCG and VRCH:  c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands.

 For VR:  601 Lexington Avenue, 59th Floor, New York, New York, 10022, USA.

      For Mr. Deitz:  Niddry Lodge, 51 Holland Street, First Floor, London W8 7JB, United Kingdom

Item 2(c)	Citizenship or Place of Organization.

(i)	The Fund is a Cayman Islands exempted limited partnership;

(ii)	VR is a Cayman Islands exempted company;

(iii)	VRCP is a Cayman Islands exempted company;

(iv)	VRCG is a Cayman Islands exempted company;

(v)	VRCH is a Cayman Islands exempted company; and

(vi)	Mr. Deitz is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Ordinary Shares, $0.0001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

G6755Q109

Item 3	If this statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or (c), check whether the person filing is a:
Covering VR, VRCP, VRCG, VRCH and Mr. Deitz:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 2 are incorporated herein by reference.

As of the date hereof, each of the Reporting Persons does not hold any shares of Common Stock of the Issuer.

The shares of Common Stock of the Issuer previously reported as beneficially owned were directly held by the Fund.  VR, as the general partner and investment adviser of the Fund, may have been deemed to exercise voting and investment power over the shares of Common Stock that were held by the Fund and thus may have been deemed to beneficially own such shares of Common Stock. VRCP, as the sole shareholder of VR, may have been deemed to beneficially own the shares of Common Stock that were held by the Fund. VRCG, as the sole shareholder of VRCP, also may have been deemed to beneficially own the shares of Common Stock that were held by the Fund. VRCH, as the sole shareholder of VRCG, also may have been deemed to beneficially own the shares of Common Stock that were held by the Fund. Mr. Deitz, as the principal of VR, VRCP, VRCG and VRCH, also may have been deemed to beneficially own the shares of Common Stock that were held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For VR, VRCP, VRCG, VRCH and Mr. Deitz:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2023

VR Global Partners, L.P.

By:  VR Advisory Services Ltd, its general partner

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Advisory Services Ltd

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Capital Participation Ltd.

By: /s/ Emile du Toit
Name: Emile du Toit
Title: Authorized Person

VR Capital Group Ltd.

By: /s/ Emile du Toit
Name: Emile du Toit
Title: Authorized Person

VR Capital Holdings Ltd.

By: /s/ Emile du Toit
Name: Emile du Toit
Title: Authorized Person

/s/ Richard Deitz
Richard Deitz